STEALTHGAS INC.

THIS PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

Proxy card for use at the 2006 Annual General Meeting or any adjournment or postponement thereof (the "Meeting") of Stockholders of StealthGas Inc., a company organized under the laws of the Republic of the Marshall Islands (the "Company"), to be held on Thursday, May 18, 2006 at 11:00 Greek local time, at the Company's principal executive offices at 331 Kifissias Avenue, Erithrea 14561 in Athens, Greece.

The person signing on the reverse of this card, being a holder of shares of common stock of the Company, hereby appoints as his/her proxy at the Meeting, Harry Vafias or Andrew Simmons, or either of them, with full power of substitution, and directs such proxy to vote (or abstain from voting) at the Meeting all of his or her shares of common stock as indicated on the reverse of this card or, to the extent that no such indication is given, to vote as set forth herein, and authorizes such proxy to vote in his discretion on such other business as may properly come before the Meeting.

Please indicate on the reverse of this card how the shares of common stock represented by this proxy are to be voted. If this card is returned duly signed but without any indication as to how the shares of common stock are to be voted in respect of any of the resolutions described on the reverse, the stockholder will be deemed to have directed the proxy to vote FOR the election of all nominees to the Board of Directors and FOR Proposal Two, as described below.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)
Address Change/Comments (mark the corresponding box on the reverse side)

COMMENTS:

ANNUAL MEETING OF STOCKHOLDERS OF

STEALTHGAS INC.

May 18, 2006

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE
"FOR" THE ELECTION OF ALL NOMINEES TO THE BOARD OF DIRECTORS AND "FOR" PROPOSAL TWO.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE

1.	Election of the Class III directors listed below to hold office for three years and until their successors are elected and qualified.

NOMINEES:
FOR ALL NOMINEES	Markos Drakos
WITHHOLD AUTHORITY FOR ALL NOMINEES	Harry N. Vafias
FOR ALL EXCEPT (See instructions below)

INSTRUCTION:	To vote for all nominees, mark the "For All" box. To withhold voting for all nominees, mark the "Withhold Authority" box.
To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here:

		FOR	AGAINST	ABSTAIN
2.	Appointment of Deloitte Hadjipavlou, Sofianos & Cambanis S.A. as the Company's independent auditors and authorization for the Audit Committee of the Board of Directors to set the auditors' remuneration.

PLEASE INDICATE WITH AN "X" IN THE APPROPRIATE SPACE HOW YOU WISH YOUR SHARES TO BE VOTED. IF NO INDICATION IS GIVEN, PROXIES WILL BE VOTED FOR THE ELECTION OF ALL NOMINEES TO THE BOARD OF DIRECTORS AND FOR PROPOSAL TWO, IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS.

TO INCLUDE ANY COMMENTS, USE THE COMMENTS BOX ON THE REVERSE SIDE OF THIS CARD.

In order to be effective, completed proxy cards should be received at the address set forth on the enclosed self addressed envelope or at one of the addresses and by the time (being local time) specified below:

In Greece: StealthGas Inc. 331 Kifissias Avenue, Erithrea 14561 Athens, Greece by 17:00 Greek local time on May 17, 2006.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Stockholder   __________________   Date   __________________

Signature of Stockholder   __________________   Date   __________________

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.